November 10, 2008
VIA EDGAR AND FAX
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Attn:	Mr. H. Roger Schwall

Re:	Goodrich Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 13, 2008 Form 10-Q for Fiscal Year Ended June 30, 2008 Filed August 8, 2008 File No. 1-12719
Ladies and Gentlemen:
     On behalf of Goodrich Petroleum Corporation (the “Company”), this letter confirms the oral extension provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the deadline for the Company’s response to the comment letter dated October 30, 2008 (the “Comment Letter”) of the Staff with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2007 and the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2008. Per the conversation between Jim Prince of Vinson & Elkins L.L.P. and Sandy Eisen of the Staff on November 7, 2008, the Company will provide its response to the Comment Letter by December 5, 2008 and will undertake to provide the petroleum engineering reports requested in Comment 15 of the Comment Letter to Ron Winfrey of the Staff as soon as practicable prior to that date.

Very truly yours,
/s/ Cheryl Hogan
Cheryl Hogan
Vinson & Elkins L.L.P.

cc:	James M. Prince Vinson & Elkins L.L.P.